Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-208-6809

WRITER’S DIRECT LINE
(212) 838-5030

September 11, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

RE:	Atrinsic, Inc.
Form 10-12G
Filed July 2, 2014, amended August 18, 2014
File No. 000-51353

Dear Sirs:

This letter is being provided on behalf of Atrinsic, Inc. (the “Company”) in response to the Staff’s comment letter dated September 9, 2014 (the “Comment Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”), filed August 18, 2014. For the convenience of the Staff’s review, we copied the Staff’s comment (in bold), and the response to each bullet in the comment is set forth in regular type at the end of the bullet. All page references in the responses below are to Amendment No. 2 to the Registration Statement, which is being filed today.

Financial Statements, page F-1

Financial Statements for the Years Ended June 30, 2013 and 2012, page F-2

Consolidated Statements of Operations, page F-4

1.	We note the revisions made in response to comment 12 of our letter dated August 1, 2014. Please address the following:

•	Please revise your line item “Net Loss Before Reorganizational Items” to “Loss Before Reorganization Items” in your statement of operations. Please also revise your interim statement of operations.

The statements referenced in your comment have been revised as per your request. See pages F-4 and F-20.

•	We note the revision on your interim statement of operations on page F-20 to present reorganizational legal fees for the nine months ended March 31, 2014. We also note the line item “Gain on reorganization, net”. Since both these items relate to the reorganization, they should be presented on the same line item or same section for comparability from period to period.

The interim statement of operations has been revised as per your request. The line item Gain on reorganization, Net” has been moved to the section of the statement entitled “reorganization Items”. See page F-20.

Securities and Exchange Commission	Morse, Zelnick, Rose & Lander, LLP
Re: Atrinsic, Inc.
September 11 2014
Page 2

•	We note the disclosure at the bottom of your year end statement of cash flows to address our comment. Please tell us whether the legal fees were paid as of year-end or whether they are still in accounts payable. If in accounts payable, please break out the accounts payable and accrued expenses line item on your statement of cash flows to separately present reorganization accounts payable and accrued expenses.

The legal fees were paid as of year-end. Accordingly, no changes were made to the Statement of Cash Flows for the year ended June 30, 2013.

•	Based on the revisions to your interim statement of cash flows on page F-22, it appears that legal fees are included in accounts payable as of the nine months ended March 31, 2013. We note that you presented $214 legal fees payable in the “non- cash reorganization items” as an adjustment to reconcile net loss to net cash used in operating activities; however, this does not appear to be a non-cash item. If legal fees are included in accounts payable, please include a line item such as “Legal fee accounts payable – reorganization” within your changes in operating assets and liabilities section of operating activities. Otherwise, tell us why your current presentation is correct.

The Company reflected the entire amount of reorganization expenses incurred during the period as a reconciling item to operating activities with a corresponding offset in changes in operating assets and liabilities (accounts payable) as opposed to just reflecting the change in the reorganization expenses within the changes in operating assets and liabilities as it is now presented. Such reclassification did not have an effect on the Company’s net cash used in operating activities. See page F-22.

* * * * * *

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ KENNETH S. ROSE Kenneth S. Rose